SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

COMPANY REGISTRY (NIRE): 35300396090

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 30, 2013 AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Extraordinary Shareholders’ Meeting held on April 30, 2012, at 10:30 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima, 3400, 19º e 20º andar e 15º andar – parte, in the city and state of São Paulo.

2.      Call Notices Second call notices were published on April 19, 23, and 24, 2013, in the Official Gazette of the State of São Paulo on pages 119, 107 and 78, respectively, and in Valor Econômico newspaper on pages B4, C3 and C3, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: Shareholders representing more than the majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book and the Company’s Executive Officer, Mr. David Moise Salama.

4.    Presiding Board: As appointed by the Chairman of the Company’s Board of Directors, Mr. David Moise Salama chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5.    Agenda: (i) to approve the amendment to Article 5 of the Bylaws to reflect the new amount of capital stock, due to cancelation of treasury shares and capital increase approved by the board of directors; (ii) to approve the amendment to Articles 14 and 15 of the Bylaws to exclude the need of members of the Board of Directors being shareholders and adjust the number of members, as provided for in Article 140 of Brazilian Corporation Law; and (iii) to approve the consolidation of the Bylaws.

6.    Resolutions: The following resolutions were taken by shareholders representing more than the majority of the Company’s voting capital, with vote instructions filed at the Company’s headquarters:

6.1. Approval for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404, as of December 15, 1976 ("Law 6404/76").

6.2. Approval, by the majority of attending shareholders, being the contrary vote presented filed at the Company’s headquarters, the update of the Company’s subscribed and paid in capital stock included in article 5 of the Bylaws, in order to reflect (i) the cancellation of 25,063,577 shares previously held in treasury, approved at the Board of Directors’ meeting held on 08/02/2011, and (ii) the capital increase at the amount of R$2,859,052,636.29, without the issue of new shares, within the limits of authorized capital, approved by the Board of Directors’ Meeting held on 05/10/2012. The new wording of the “caput” of  article 5 will be as follows:

Companhia Siderúrgica Nacional

“Article 5 - The capital stock of the Company, fully subscribed and paid in, is R$4,540,000,000.00 (four billion five hundred forty million reais) divided into 1,457,970,108 (one billion, four hundred fifty-seven million, nine hundred seventy thousand, one hundred eight) common and book-entry shares with no par value.”

6.3. Approval, by the majority of attending shareholders, being the contrary vote presented filed at the Company’s headquarters, of the amendment of articles 14 and 15 of the Company’s Bylaws in order to exclude the requirement that Board of Directors’ members are shareholders of the Company and adjust the number of members of this Board, pursuant to the provisions of article 140 of the Brazilian Corporate Law, which will be constituted of up to 11 (eleven) members. The new wording of articles 14 and 15 will be as follows:

“Article 14 – The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.”

“Article 15 – The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by the Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.”

6.4. Approval, also, of the consolidation of the Company’s Bylaws, in order to reflect the changes approved herein and adjust some references to articles, which do not affect the content of the Bylaws, pursuant to the provisions of the document attached to these Minutes.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, Secretary and all attending shareholders.

8.    Documents Filed: The Extraordinary General Meeting Second Call Notice, the Management Report and Consolidated Bylaws are filed at the Company’s headquarters.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

São Paulo, April 30, 2013.

Claudia Maria Sarti

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.